August 18, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation Registration Statement on Form S-4 File No. 333-219929

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Xerox Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on August 22, 2017, or as soon thereafter as practicable.

The Registrant hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Registrant further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

As soon as the Registration Statement is declared effective, please inform the Registrant’s counsel, LizabethAnn Eisen, Esq., Cravath, Swaine & Moore LLP, at (212) 474-1930, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

XEROX CORPORATION

By:	/s/ Sarah Hlavinka McConnell
Name:	Sarah Hlavinka McConnell
Title:	Executive Vice President, General Counsel and Secretary